UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

REEDS JEWELERS, INC.

(Name of Subject Company (Issuer))

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

111 Princess Street

Wilmington, NC 28401

(910) 763-4669

Copies to:

David E. Johnston, Esq.

Poyner & Spruill LLP

301 South College Street, Suite 2300

Charlotte, NC 28202

(704) 342-5250

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* not applicable	Amount of Filing Fee* not applicable

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

Neither the Filing Persons nor their affiliate to be formed have commenced the tender offer that is referred to in this communication. Upon commencement of such tender offer, the Filing Persons or their affiliate to be formed will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders of Reeds Jewelers, Inc. are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Reeds Jewelers, Inc.

3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act Of 1934

Reeds Jewelers, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

758341101

(CUSIP Number)

Alan M. Zimmer

111 Princess Street

Wilmington, North Carolina 28401

(910) 763-4669

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758341101

(Page 1 of 19 Pages)

CUSIP No. 758341101	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Alan M. Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; PF; OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,634,197 shares[1]

	8.	Shared Voting Power 93,854 shares

	9.	Sole Dispositive Power 1,630,197 shares[1]

	10.	Shared Dispositive Power 93,854 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,051 shares[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) IN

[1]	Including 4,000 shares covered by a vested option.

CUSIP No. 758341101	13D	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert J. Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; PF; OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,485,318 shares[2]

	8.	Shared Voting Power 93,854 shares

	9.	Sole Dispositive Power 1,485,318 shares[2]

	10.	Shared Dispositive Power 93,854 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,172 shares[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) IN

[2]	Includes 5,000 shares covered by a vested option.

CUSIP No. 758341101	13D	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey L. Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; PF; OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,764,854 shares[3]

	8.	Shared Voting Power 93,854 shares

	9.	Sole Dispositive Power 1,764,854 shares[3]

	10.	Shared Dispositive Power 93,854 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,858,708 shares[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.9%

14.	Type of Reporting Person (See Instructions) IN

[3]	Includes 5,000 shares covered by a vested option

CUSIP No. 758341101	13D	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Arlene Z. Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; PF; OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,385,980 shares[4]

	8.	Shared Voting Power 93,854 shares

	9.	Sole Dispositive Power 1,385,980 shares[4]

	10.	Shared Dispositive Power 93,854 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,834 shares[4]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

[4]	Includes 5,000 shares covered by a vested option.

CUSIP No. 758341101	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Rose W. Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 376,028 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 376,028 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,028 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758341101	13D	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bradley Trent Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 176,646 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 176,646 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,646 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758341101	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Landon Garrett Zimmer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 176,646 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 176,646 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,646 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758341101	13D	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Andrew Michael Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 171,806 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 171,806 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,806 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758341101	13D	Page 10 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Harrison Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 171,806 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 171,806 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,806 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758341101	13D	Page 11 of 19 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 per share, of Reeds Jewelers, Inc., a North Carolina corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2525 South Seventeenth Street, Wilmington, North Carolina 28401.

Item 2. Identity and Background

(a) Name:

Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley T. Zimmer, Landon G. Zimmer, Andrew M. Schreiber, and Mark H. Schreiber are each Reporting Persons in this Schedule 13D, and have agreed to act together for purposes described in Item 4 below. Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber are brothers and sister. Rose Zimmer is the wife of Alan M. Zimmer. Bradley T. Zimmer and Landon G. Zimmer are the sons of Herbert J. Zimmer. Andrew M. Schreiber and Mark H. Schreiber are the sons of Arlene Z. Schreiber.

(b) Residence or Business address:

The residence or business address of each Reporting Person is listed on Annex A to this Schedule 13D and is incorporated herein by reference.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Information concerning the principal occupations of the Reporting Persons is provided in Annex A to this Schedule 13D and is incorporated by reference.

(d) Criminal proceedings:

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Each of the Reporting Persons is a citizen of the United States.

CUSIP No. 758341101	13D	Page 12 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed by the Reporting Persons to report their formation of a group to pursue a potential tender offer to be followed by a short form merger as described in Item 4 below which is incorporated herein by reference. The beneficial ownership of shares of stock of the Issuer attributable to each Reporting Person is indicated by each Reporting Person in Items 7 through 11 of such Reporting Person’s applicable cover page to this Schedule 13D as of the date the group was formed. The beneficial ownership of the group is approximately 87.5% as of the same date. It is anticipated that the tender offer and short form merger described below will be consummated through a loan to certain members of the group, or through the personal funds of certain members of the group. The tender offer and short form merger are not conditioned upon the group obtaining financing. Certain members of the group are currently negotiating with a local financial institution for a loan to consummate the tender offer and short form merger.

Item 4. Purpose of Transaction

The Reporting Persons are publicly announcing that they intend to commence a tender offer through an affiliate to be formed by the Reporting Persons (the “Affiliate”) to acquire for cash all of the outstanding shares of common stock of the Issuer not held by the Reporting Persons. Once the Affiliate is formed, the Reporting Persons intend to contribute to the Affiliate all of their stock of the Issuer in exchange for ownership in the Affiliate. Closing of the acquisition of the Issuer’s stock pursuant to the tender offer will be subject to customary conditions for a tender offer, as well as the tender of a majority of the Issuer’s shares not then held by the Affiliate which will result in the Affiliate owning at least 90% of the outstanding common stock of the Issuer. The tender offer will not be conditioned on the Affiliate or any Reporting Person obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent “short form” merger of the Issuer and the Affiliate at the same per share cash price paid in the tender offer, pursuant to Section 55-11-04 of the North Carolina Business Corporation Act.

As part of the merger, the Affiliate will cause to be paid to those holders of shares of stock of the Issuer who did not tender their remaining shares in the tender offer: (i) the same consideration for their shares as paid to the holders of the Issuer’s common stock who tendered their shares in the tender offer or (ii) for those holders that exercise their dissenters’ rights in respect of such shares in accordance with Article 13 of the North Carolina Business Corporation Act, the fair value of their shares as defined in Article 13 (which may be an amount less than, more than, or equal to the consideration paid for shares of stock in the Issuer in the tender offer). Upon consummation of the merger, all of the shares of stock in the Issuer will be owned directly or indirectly by the Reporting Persons.

The Reporting Persons expect the tender offer to commence as soon as practical. Once the tender offer is commenced, offering materials will be mailed to the Issuer’s shareholders and the Affiliate will file all necessary information with the Securities and Exchange Commission (the “Commission”).

Immediately following the consummation of the merger, an application will be made to the Commission to terminate the registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the shares of common stock of the Issuer. Upon such termination, the Issuer will no longer be subject to the reporting requirements of the Exchange Act. Furthermore, termination of the registration of the shares under the Exchange Act will cause the shares of the Issuer to cease to be quoted on the American Stock Exchange.

Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The plans and proposals of the Reporting Persons set forth in this Item 4 remain subject to certain authorizations and approvals and are not intended to be legally binding in any way. If a tender offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Commission and the mailing of appropriate materials to the stockholders of Issuer. Stockholders of the Issuer and other interested parties are urged to read the tender offer statement and related exhibits of the Affiliate mailed to them and filed with the Commission when they become available because they will contain important information. Stockholders of the Issuer will also be able to obtain such documents free of charge at the Commission’s website, www.sec.gov, or from the Reporting Persons, c/o Alan Zimmer at 111 Princess Street, Wilmington, NC 28401, ATTN: Alan Zimmer.

CUSIP No. 758341101	13D	Page 13 of 19 Pages

Item 5. Interest in Securities of the Issuer

(a) and (b) Beneficial ownership:

The beneficial ownership of each Reporting Person is incorporated by reference to Items 7 through 13 included on the foregoing cover page applicable to such Reporting Person.

(c) Transactions during the past sixty days:

None of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past sixty days.

(d) Right to receive dividends or proceeds:

Of the 1,728,051 shares beneficially owned by Alan M. Zimmer, Zimco (“Zimco”), a North Carolina partnership formed in 1991 and owned equally by Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, and Arlene Z. Schreiber, has the right to receive any dividends on, or proceeds from the sale of 93,854 shares, and the Alan M. Zimmer Family Foundation, a charitable organization, has the right to receive any dividends on, or proceeds from the sale of 20,000 shares.

Of the 1,579,172 shares beneficially owned by Herbert J. Zimmer, his children have the right to receive any dividends on, or proceeds from the sale of, 353,292 shares, Zimco has the right to receive any dividends on, or proceeds from the sale of, 93,854 shares, and the Estate of William R. Zimmer has the right to receive any dividends on, or proceeds from the sale of, 23,352 shares.

Of the 1,858,708 shares beneficially owned by Jeffrey L. Zimmer, his children have the right to receive any dividends on, or proceeds from the sale of, 312,310 shares, his individual retirement account has the right to receive any dividends on, or proceeds from the sale of, 2,298 shares and Zimco has the right to receive any dividends on, or proceeds from the sale of, 93,854 shares.

Of the 1,479,834 shares beneficially owned by Arlene Z. Schreiber, Zimco has the right to receive any dividends on, or proceeds from the sale of, 93,854 shares.

Of the 376,028 shares beneficially owned by Rose W. Zimmer, her children have the right to receive any dividends on, or proceeds from the sale of, 372,128 shares.

(e) Beneficial ownership of less than five percent:

None.

CUSIP No. 758341101	13D	Page 14 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

Issuer

Alan M. Zimmer beneficially owns 113,854 shares of the Issuer’s common stock by virtue of the following relationships: 1) 20,000 shares by virtue of his control of the Alan M. Zimmer Family Foundation and 2) 93,854 shares by virtue of being a partner in Zimco.

Herbert J. Zimmer beneficially owns 117,206 shares of the Issuer’s common stock by virtue of the following relationship: 1) 93,854 shares by virtue of being a partner in Zimco and 2) his position as executor of the Estate of William R. Zimmer which holds 23,352 shares.

Jeffrey L. Zimmer beneficially owns 408,462 shares of the Issuer’s common stock by virtue of the following relationships: 1) a custodial account for his daughter Emily, which holds 110,352 shares; 2) a custodial account for his daughter Rebecca, which holds 102,418 shares; 3) a custodial account for his son Lowell, which holds 99,540 shares; 4) 2,298 shares held in his individual retirement account; and 5) 93,854 shares by virtue of being a partner in Zimco.

Arlene Z. Schreiber beneficially owns 93,854 shares of the Issuer’s common stock by virtue of the following relationship: 1) 93,854 shares by virtue of being a partner in Zimco.

Rose W. Zimmer beneficially owns 372,128 shares of the Issuer’s common stock by virtue of the following relationships: 1) a custodial account for her daughter Brittney Hanna Zimmer which holds 150,026 shares; 2) a custodial account for her daughter Genna Ansley Zimmer which holds 123,228 shares; and 3) a Custodial account for Lindsey Anna Zimmer which holds 98,874 shares.

Item 7. Material to Be Filed as Exhibits

Attached hereto are the following exhibits:

1. The Joint Filing Agreement of the Reporting Persons, dated November 26, 2003.

CUSIP No. 758341101	13D	Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

/s/ Alan M. Zimmer	/s/ Herbert J. Zimmer
Alan M. Zimmer	Herbert J. Zimmer

/s/ Jeffrey L. Zimmer	/s/ Arlene Z. Schreiber
Jeffrey L. Zimmer	Arlene Z. Schreiber

/s/ Rose W. Zimmer	/s/ Landon Garrett Zimmer
Rose W. Zimmer	Landon Garrett Zimmer

/s/ Bradley Trent Zimmer	/s/ Mark Harrison Schreiber
Bradley Trent Zimmer	Mark Harrison Schreiber

/s/ Andrew Michael Schreiber
Andrew Michael Schreiber

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 758341101	13D	Page 16 of 19 Pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached statement on Schedule 13D and of all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on November 26, 2003.

/s/ Alan M. Zimmer Alan M. Zimmer	/s/ Herbert J. Zimmer Herbert J. Zimmer

/s/ Jeffrey L. Zimmer Jeffrey L. Zimmer	/s/ Arlene Z. Schreiber Arlene Z. Schreiber

/s/ Bradley Trent Zimmer Bradley Trent Zimmer	/s/ Rose W. Zimmer Rose W. Zimmer

/s/ Andrew Michael Schreiber Andrew Michael Schreiber	/s/ Landon Garrett Zimmer Landon Garrett Zimmer

/s/ Mark Harrison Schreiber Mark Harrison Schreiber

CUSIP No. 758341101	13D	Page 17 of 19 Pages

Annex A

Name	Present Principal Occupation or Employment	Name and Address of Corporation or Other Organization in Which Such Employment is Conducted or Residence if not Employed

Alan M. Zimmer	Director, President, and Chief Executive Officer	Reeds Jewelers, Inc. 2825 South Seventh Street Wilmington, NC 28401
	Beneficial Member	Zimmer Development Company, LLC 111 Princess Street Wilmington, NC 28401

Herbert J. Zimmer	Director	Reeds Jewelers, Inc. 2825 South Seventh Street Wilmington, NC 28401
	Attorney	Zimmer and Zimmer LLP 111 Princess Street Wilmington, NC 28401
	Beneficial Member	Zimmer Development Company, LLC 111 Princess Street Wilmington, NC 28401

CUSIP No. 758341101	13D	Page 18 of 19 Pages

Annex A

(cont.)

Jeffrey L. Zimmer	Director	Reeds Jewelers, Inc. 2825 South Seventh Street Wilmington, NC 28401
	Attorney	Zimmer and Zimmer LLP 111 Princess Street Wilmington, NC 28401
	Beneficial Member	Zimmer Development Company, LLC 111 Princess Street Wilmington, NC 28401

Arlene Z. Schreiber	Director	Reeds Jewelers, Inc. 2825 South Seventh Street Wilmington, NC 28401
	Beneficial Member	Zimmer Development Company, LLC 111 Princess Street Wilmington, NC 28401

Andrew Michael Schreiber	Resident Physician	Carolinas Medical Center 1000 Blythe Boulevard Charlotte, NC 28203

CUSIP No. 758341101	13D	Page 19 of 19 Pages

Annex A

(cont.)

Bradley Trent Zimmer	Attorney	The Convex Group One Capital City Plaza Suite 1500 3350 Peachtree Road Atlanta, Georgia 30305

Rose W. Zimmer	Housewife, Civic Volunteer	111 Princess Street Wilmington, NC 28401

Landon Garrett Zimmer	Undergraduate, Duke University	111 Princess Street Wilmington, NC 28401

Mark Harrison Schreiber	Store Manager	Reeds Jewelers of NC, Inc. 2825 South Seventh Street Wilmington, NC 28401